EXHIBIT 99.1

CHINA FINANCE ONLINE CO. LIMITED

NOTICE OF CANCELLATION OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”), of China Finance Online Co. Limited, or the Company, scheduled to be held on January 28, 2022 at 10:00 a.m., Beijing time, at the offices of the Company, 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing 100052, China, has been cancelled.

The Board of Directors (“Board”) of the Company refers to the Notice dated January 5, 2022 (the “Notice”) in relation to the Meeting scheduled to be held on January 28, 2022. The Meeting was to be convened for the purpose of considering and approving, among other things, the Securities Purchase Agreements (the “Agreements”) (details of which were set out in the Proxy Statement which accompanied the Notice and sent to the Shareholders.

The closing of the Agreements is subject to the implied condition that the Company’s shares would continue to be listed on The Nasdaq Stock Market; however, in light of a notice from the Nasdaq Listing Panel dated January 19, 2022 informing the Company’s advisors that the Company’s shares were to be delisted as from January 21, 2022, the Board has determined that there is no longer any purpose to convene the Meeting.

PLEASE NOTE THAT THE EXTRAORDINARY GENERAL MEETING SCHEDULED TO BE HELD ON JANUARY 28, 2022 HAS BEEN CANCELLED AND WILL NOT BE HELD. ACCORDINGLY, SHAREHOLDERS ARE NOT REQUIRED TO AND ARE ASKED NOT TO ATTEND THE EXTRAORDINARY GENERAL MEETING ON JANUARY 28, 2022.

We sincerely regret any inconvenience caused to the Shareholders.

By Order of the Board of Directors
/s/ Z. James Chen
Z. James Chen
Executive Director and Chief Executive Officer

Beijing, China

Date: January 25, 2022